Exhibit (c)(58)

Confidential – Preliminary Draft PROJECT BRONCO CONFIDENTIAL DISCUSSION MATERIALS October 6, 2018 Project Bronco |

Confidential – Preliminary Draft

REVISED DISTRIBUTION POLICY: PRO FORMA IMPACT

BAIRD

($ in millions, unless otherwise noted)

Status Quo [1] | "Keep Whole" Case [2] | Management Distr. Case [3] | Potential AR/AM Counter [4]

Dividend and Dividend Coverage per AR-Owned AM Unit



Status Quo AM 2019 Distr. $2.210
÷ All-in ER to AR [1] 1.775x
PF AMC 2019 Disr. $1.245
x Equity XR to AR 1.6023x
$2.00
2019: $2.21 1.31x | $2.21 1.19x | $1.96 1.34x | $2.00 1.32x
2020: $2.85 1.16x | $2.74 1.16x | $2.53 1.26x | $2.57 1.24x
2021: $3.42 1.11x | $3.39 1.11x | $3.03 1.25x | $3.09 1.23x
2022: $4.10 1.05x | $4.16 1.05x | $3.64 1.21x | $3.71 1.19x

Cash Dividends to AR Analysis *(excluding $3.00/unit at closing)*

	Total Cash Dividends to AR				Total Cash '19-'22	PV-10	*PV-10 vs. AM Status Quo*
	2019	2020	2021	2022			
AM Status Quo [2]	$219	$282	$338	$405	$1,244	$1,009	-
"Keep Whole" Case [3]	$219	$270	$335	$411	$1,236	$1,002	($8)
Management Distr. Case [4]	$194	$250	$300	$360	$1,103	$895	(114)
Potential AR/AM Counter [5]	$197	$254	$305	$366	$1,124	$912	(98)

+ $16

Source: Antero management projections.
(1) Based on 10-day VWAP ended October 5, 2018.
(2) As set forth in the AM stand-alone projections.
(3) Equivalent initial AM distribution ($1.38) based on 1.6023x exchange ratio; then AM stand-alone projection coverage.
(4) Equivalent initial AM distribution ($1.22) based on 1.807x all-in exchange ratio; then 29% growth in 2020 and 20% annual growth thereafter.
(5) Equivalent initial AM distribution ($1.25) based on 1.775x all-in exchange ratio; then 29% growth in 2020 and 20% annual growth thereafter.

Project Bronco | Page 1

Confidential – Preliminary Draft SERIES B VALUATION COMPARISON CASH FLOW COMPARISON ($ in millions) AM M anag ement Cas e AM M odified C overag e Ca se $33 $22 2019 2020 2021 2022 SERIES B VALUATION COMPARISON ($ in millions) Ca s h Fl ow to Seri es B $12 $19 $26 $33 Ca s h Fl ow to Seri es B $12 $17 $22 $29 As s umed Termi na l Yi el d (1) 6.5% As s umed Termi na l Yi el d (1) 6.5% Implied Terminal Value $509 Implied Terminal Value $439 Proposed Series B Value: 17.354 shares x $17.51 (AMGP Price) = $304 Source: Antero management. (1)Based on analysis of 2018E yield for AMGP's public comparables (ETE, ENLC, EQGP and WGP). (2)Represents present value of 2019-2022 cash flows and 2022 implied market value discounted to October 5, 2018 at 15.8%, AMGP's estimated cost of equity. Page 2 Project Bronco | PV-15.8% (2) $291 PV-15.8% (2) $336 2019 2020 2021 2022 2019 2020 2021 2022 AM Modified Coverage Case AM Management Case $26 $29 $19 $17 $12 $12

Confidential – Preliminary Draft SERIES B VALUATION ANALYSIS (CONT.) Implied Series B Value based on PF AMGP Corp Market Capitalization Pro Forma AMGP Market Cap (before Series B Conversion (1)) Series B Peg Value $8,589.0 (2,000.0) Series B Available Value x 5.92% Series B Interest $6,589.0 $390.1 (1) Based on current draft simplification transaction terms as of October 6, 2018 and an assumed AMGP share price of $17.51 (last close price as of 10/5/2018). Assumes no change to AMGP share price. Page 3 Project Bronco | Implied AMGP Corp Shares to Series B 22.277 Shares Proposed to be offered to Series B 17.354